

11023835

SECUI SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 14550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _10/1/2010_ AND ENDING _9/30/2011_
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brittingham, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5809 Kennett Pike
_____
(No. and Street)

Wilmington   Delaware   19807
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P. Sweeny   302-656-8173
_____   _____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wheeler, Wolfenden & Dwares PA
_____
                (Name – *if individual, state last, first, middle name*)

4550 New Linden Hill Road, Suite 201   Wilmington   DE   19808
_____   _____   _____   _____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Stephen P. Sweeny_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Brittingham, Inc. , as
of _September 30_ , 20_11_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

The accompanying report will be made available to all members of allied members.

_____
Signature

President, COO
Title

Diane L Ago
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS



WHEELER·WOLFENDEN·DWARES
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Brittingham, Inc.
Wilmington, Delaware

We have audited the accompanying statement of financial condition of Brittingham, Inc. (an S Corporation) as of September 30, 2011, and the related statements of operations, change in stockholder's equity and cash flows for the year then ended that are to be filed pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. All information included in these financial statements is the representation of the management of Brittingham, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brittingham, Inc. as of September 30, 2011, and the results of its operations, change in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as of and for the year ended September 30, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the *Securities Exchange Act of 1934*. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 29, 2011
Wilmington, Delaware

4550 New Linden Hill Road · Suite 201 · Linden Park · Wilmington, DE 19808 · Phone (302) 254-8240 · Fax (302) 254-8244
Members of the American Institute of Certified Public Accountants and the Delaware Society of Certified Public Accountants

BRITTINGHAM, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2011

ASSETS

ASSETS		
Cash and cash equivalents	$	216,534
Securities available for sale		704,585
Prepaid assets		4,646
Other assets		16,776
TOTAL ASSETS	$	942,541

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	26,968
Total liabilities		26,968

STOCKHOLDER'S EQUITY
Common stock – $1 par value, 1,500 shares authorized,		
556 shares issued and outstanding		556
Additional paid-in capital		382,509
Retained earnings		61,995
Accumulated other comprehensive income		470,513
Total stockholder's equity		915,573
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	942,541

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF OPERATIONS

For the Year Ended September 30, 2011

INCOME		
Security commissions	$	179,623
Interest and dividends		37,301
Total income		216,924
EXPENSES		
Employee compensation and benefits		73,318
Communication costs		31,320
Occupancy and other equipment costs		46,344
Other expenses		37,963
Total expenses		188,945
NET INCOME	$	27,979

The accompanying notes are an integral part of these financial statements.

BRITTINGHAM, INC.

STATEMENT OF COMPREHENSIVE INCOME AND CHANGE
IN STOCKHOLDER'S EQUITY

For the Year Ended September 30, 2011

	Common Stock		Additional Paid-in Capital		Retained Earnings	
Balance, September 30, 2010	$	556	$	382,509	$	(60,888)
Tax reclassification		-		-		94,904
Net income		-		-		27,979
Other comprehensive loss		-		-		-
Income taxes related to other comprehensive income		-		-		-
Balance, September 30, 2011	$	556	$	382,509	$	61,995

The accompanying notes are an integral part of these financial statements.

Accumulated Other Comprehensive Income		Total Stockholder's Equity	
$	626,783	$	948,960
	(94,904)		-
	-		27,979
	(156,270)		(156,270)
	94,904		94,904
$	470,513	$	915,573

BRITTINGHAM, INC.

STATEMENT OF CASH FLOWS

For the Year Ended September 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net income $ 27,979
Adjustments to reconcile net income to net cash
provided by operating activities
Decrease in prepaid assets (549)
Increase in other assets 3,720
Decrease in accounts payable and accrued expenses (3,294)

Net cash provided by operating activities 27,856

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments 208,845
Sale of investments (263,084)

Net cash utilized by investing activities (54,239)

CASH FLOWS FROM FINANCING ACTIVITIES -

Net decrease in cash and cash equivalents (26,383)

Cash and cash equivalents – beginning of year 242,917

Cash and cash equivalents – end of year $ 216,534

NON-CASH TRANSACTIONS
Unrealized loss on securities held for sale $ (156,270)
Other comprehensive loss $ (156,270)

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Activities

   Brittingham, Inc. (the Company) is a broker of securities and a member of the New York Stock Exchange. Rule 17a-5, under the *Securities Exchange Act of 1934,* requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The statements are required to cover the period since the immediately preceding filing with the Commission, and, accordingly, these financial statements are for the year ended September 30, 2011.

   Transactions in securities, including the related security commissions, are recorded on a trade-date basis.

   Marketable securities traded on a national exchange are valued at the last reported sale price on the last business day of the year; marketable securities traded on the over-the-counter market are valued at the mean between the last reported bid and asked price.

   For the purposes of the statement of cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. In the accompanying statement of cash flows, all short-term investments are considered cash equivalents.

2. Income Taxes

   The Company, with the consent of its stockholder, has elected to be an S corporation under the *Internal Revenue Code* and similar state law. Under income tax rules related to S corporation status, items of income, deductions and credits generally pass through on a pro-rata basis to the stockholder. Therefore, no provision or liability for federal, state or local income taxes has been made.

   Effective October 1, 2009, the Company adopted ASC 740-10, *Income Taxes,* as it relates to uncertain tax positions. Management has reviewed its current and past federal, state and local income tax positions and has determined, based on clear and unambiguous tax law and regulations, that the tax positions taken are certain and that there is no likelihood that a material tax assessment would be made if a respective government agency examined tax returns subject to audit. Accordingly, no provision for the effects of uncertain tax positions has been recorded.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)

2. Income Taxes (Continued)

Currently, the 2008, 2009 and 2010 tax years are open and subject to examination by the Internal Revenue Service and the Delaware Division of Revenue. However, the Company is not currently under audit nor has the Company been contacted by these jurisdictions. Interest and penalties related to income taxes are included in income tax expense when incurred.

Income taxes are calculated in accordance with ASC-740, *Income Taxes*. Under the liability method, deferred tax assets and liabilities are provided for temporary differences between the financial reporting basis and tax reporting basis of the Company's assets and liabilities. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

3. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Investment Securities

The Company accounts for securities under ASC-320, *Investments in Debt and Equity Securities*, which requires, among other things, that securities be classified into two categories and accounted for as follows:

- Securities held to maturity: Securities the Company has the positive intent and ability to hold until maturity are reported at cost and adjusted for amortization of premiums and accretion of discounts.

- Securities available for sale: Securities available for sale are reported at fair market value. Unrealized holding gains and losses are reported, net of taxes, in accumulated other comprehensive income until realized.

Realized gains and losses from the sale of securities are determined using the specific identification method.

NOTE A – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

5. Comprehensive Income

   Accounting principles generally require that recognized revenue, expenses, and gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are the components of comprehensive income. The only component of accumulated other comprehensive income for the year ended September 30, 2011 was unrealized loss on securities available for sale.

   The component of accumulated other comprehensive income was as follows:

   Unrealized loss on securities available for sale $(156,270)

6. Subsequent Events

   The Company has evaluated subsequent events through November 29, 2011, which is the date the financial statements were available to be issued.

NOTE B – CUSTOMERS' ACCOUNTS

All customers' accounts are carried by a correspondent broker on a fully disclosed basis, and, accordingly, the Company is not required to maintain or compute a reserve pursuant to Rule 15c3-3 of the *Securities Exchange Act of 1934.*

NOTE C – NET CAPITAL

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule 15c3-1.

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6⅔% of "aggregate indebtedness". Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. At September 30, 2011, the Company had a ratio of aggregate indebtedness to net capital of approximately .0378 to 1 and a net capital requirement of $250,000. Aggregate indebtedness and net capital, as defined, were $26,968 and $712,839, respectively, at September 30, 2011. The Company's current clearing agreement with National Financial Services (NFS) requires it to maintain minimum net capital of $100,000. As of September 30, 2011, the Company's net capital amount totaled $712,839.

NOTE D – INVESTMENTS

Securities available for sale consisted of the following at September 30, 2011:

	Cost	Gross Unrealized Gain	Carrying Fair Value
Common stock	$ 234,072	$ 470,513	$ 704,585

Securities available for sale that were in an unrealized position at September 30, 2011:

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Gains	Fair Value	Unrealized Gains	Fair Value	Unrealized Gains
Common stock	$ 704,585	$ 470,513	$ -	$ -	$ 704,585	$ 470,513

The Company's investment in the common stock of NYSE Euronext (formerly named NYSE Group, Inc.) was acquired March 8, 2006 under terms of a merger agreement between New York Stock Exchange, Inc. and Archipelago Holdings, Inc., under which the Company agreed to exchange its New York Stock Exchange membership for 84,699 shares in NYSE Group, Inc. common stock. The Company's stockholdings in NYSE Group, Inc. are subject to certain restrictions as to transferability, which expire with respect to one-third of such shares received on the first, second and third anniversaries of the merger date.

Resulting from the initial public offering in May 2006, the Company was permitted early release with respect to 15,988 shares which were then sold, meaning that only the remaining 12,245 shares of the first one-third layer had their restrictions removed March 8, 2007. The 12,245 shares were released as scheduled and then sold. In June 2007, the Company was again permitted early release with respect to 28,233 shares which were subsequently transferred to the NFS account and sold. As of September 30, 2011, the Company held 28,233 shares of NYSE Euronext common stock. These shares became unrestricted and available for sale as of September 30, 2008.

In the normal course of its business activities, the Company is subject to the rules and regulations of the New York Stock Exchange (NYSE) and the Commission. During fiscal 1998, Company management was informed that the Commission began an investigation of the activities of certain NYSE floor brokers, including the floor broker who formerly leased the Company's exchange seat. During fiscal 1999, the Commission subpoenaed certain documents from the Company.

The Company believes it has provided the Commission all documents responsive to the subpoena that were in the possession, custody or control of the Company. The Company believes that the records given to the Commission were destroyed on September 11, 2001. The Commission has not informed the Company that it is a target of the investigation. Accordingly, the Company has no reason to believe any action will be taken against it or its floor broker; however, it is possible that should such actions, if any, prove to be successful, the cost to the Company could be material.

NOTE E – COMMITMENTS AND CONTINGENT LIABILITIES

The Company's operations are conducted in premises that are rented under a lease agreement with L. I. Holdings, Inc. (a related party). The agreement has been renewed each year since 1991 at the current prevailing market rate. Total rental payment made to L. I. Holdings, Inc. during 2011 was $39,364.

NOTE F – RELATED PARTIES

The Company receives a substantial portion of its security commissions from related parties, primarily Lumber Industries, Inc. and related affiliates, whose executive officers are also executive officers of the Company. Total commission earned from related parties for the fiscal year ended September 30, 2011 was $179,623.

NOTE G – INCOME TAXES

There was no income tax expense for the year ended September 30, 2011.

Under ASC-740, *Income Taxes*, any assets that are disposed of during a ten-year period subsequent to the subchapter S election are subject to built-in gains tax. Prior to 2010, the Company evaluated assets subject to built-in gains tax and determined that, in the event that such assets are sold within such ten-year period, such tax would be imposed on the Company, at a rate of 35% under current tax law, on total sales proceeds exceeding $182,851 and less than $993,988. The Company recorded a deferred tax liability of $94,904.

The American Recovery and Investment Tax Act of 2009 reduced this recognition period from ten years to seven. The Small Business Jobs Act of 2010 then reduced the period from seven years to five, making the previously recorded deferred income tax provision of $94,904 no longer necessary. Therefore, during 2011 the provision was reversed and a tax benefit was recorded on the statement of comprehensive income and change in stockholder's equity.

NOTE H – PROFIT-SHARING PLAN

The Company has a profit-sharing plan for all eligible employees that provides for Company contributions at its discretion. However, contributions are limited to the amount allowable as a deduction for federal income tax purposes. A Company contribution of $5,533 was expensed in 2011.

NOTE I – CAPITAL STOCK

The Company has the right to purchase outstanding capital stock from the stockholder under certain conditions at an amount set forth in the Company's *Articles of Incorporation*. In addition, the stockholder is required to first offer the Company the option to purchase shares of capital stock before entering into an agreement to sell such shares.

NOTE J – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash and investment balances in several financial institutions. The financial institutions are participating in the Federal Deposit Insurance Corporation's (FDIC) Transaction Account Guarantee Program. Under that program, through December 31, 2012, all non-interest bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to, and separate from, the coverage available under the FDIC's general deposit insurance rules.

Under the general deposit insurance rules, the FDIC insured limit is $250,000 per depositor. The Securities Investor Protection Corporation (SIPC) insured limit is also $250,000 per depositor. At times, account balances may exceed insured limits. As of September 30, 2011, there were no uninsured amounts.

NOTE K – FAIR VALUE OF ASSETS AND LIABILITIES

Investment in securities available for sale on the statement of financial condition is categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels – defined by ASC-820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities – are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

A security's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of September 30, 2011, all of the Company's securities were measured on a recurring basis and considered Level I.

SUPPLEMENTARY INFORMATION

BRITTINGHAM, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

September 30, 2011
(See Independent Auditors' Report)

Aggregate indebtedness		
Accounts payable and accrued expenses	$	26,968
Total aggregate indebtedness	$	26,968
Net capital		
Net worth		
Common stock	$	556
Paid-in capital		382,509
Retained earnings		61,995
Other comprehensive income		470,513
Total net worth and allowable liabilities		915,573
Deduct		
Nonallowable assets		
Prepaid assets		4,646
Other assets		3,594
Total deductions		8,240
Net capital before haircuts on securities positions		907,333
Haircuts and undue concentration on securities computed pursuant to Rule 15c3-1		
Trading and investment securities		194,494
Net capital		712,839
Minimum capital required to be maintained ($250,000 or 6⅔% of aggregate indebtedness of $125,166)		250,000
Net capital in excess of requirements	$	462,839
Ratio of aggregate indebtedness to net capital		3.78%

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of September 30, 2011, as filed by Brittingham, Inc. with the New York Stock Exchange on October 24, 2011.



WHEELER · WOLFENDEN · DWARES
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Brittingham, Inc.
Wilmington, Delaware

In planning and performing our audit of the financial statements of Brittingham, Inc. (the Company) for the year ended September 30, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the object stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

16

To the Board of Directors
Brittingham, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

November 29, 2011
Wilmington, Delaware

BRITTINGHAM, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

September 30, 2011



WHEELER-WOLFENDEN-DWARES
Certified Public Accountants

BRITTINGHAM, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

September 30, 2011

WHEELER·WOLFENDEN·DWARES
Certified Public Accountants